SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd. Reports Second Quarter 2024 Financial Results

São Paulo, Brazil, August 13, 2024 - Nu Holdings Ltd. (NYSE: NU), (“Nu” or the “Company”), one of the world's largest digital banking platforms, released today its Second Quarter financial results. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS). The full earnings release has been made available on the Company’s Investor Relations website at www.investors.nu, as well as the details of the Earnings Conference Call Nu will hold today at 6:00 pm Eastern time/7:00 pm Brasília time.

“Our second quarter 2024 results reaffirm the strength of our business model, efficiency in our execution, and resilience of our credit underwriting. Net income has more than doubled year over year, reaching US$ 487 million this quarter, with expanding risk adjusted margins and one of the highest ROEs in the industry at 28%. Our customer base grew to 105 million customers. The recent launch of checking accounts in Mexico and Colombia has ushered deposits of US$ 3.3 billion and US$ 220 million in those countries, respectively, and fuels our growth expectations in those operations. We believe that this business formula, propelled by exceptional talent, technology investments, and brand love will pave the way for Nu to become the largest consumer technology platform in Latin America", said David Vélez, founder and CEO of Nubank.

Q2’24 Results Snapshot

Below are the Q2’24 performance highlights of Nu Holdings Ltd.:

Operating Highlights:

■	Customer growth: Nu added 5.2 million customers in Q2’24, reaching a total of 104.5 million customers globally by June 30, 2024, marking a 25% increase YoY. This reinforces Nu's position as one of the largest and fastest-growing digital financial services platforms worldwide. Nu has added more customers in the past 12 months than the five largest Brazilian incumbents combined, according to Central Bank data.
■	Engagement and activity rates: Monthly Average Revenue per Active Customer (ARPAC) reached $11.2 in Q2'24. On a FX neutral basis (FXN)[1] it expanded 6% sequentially, with more mature cohorts already at $25. Nu continues to develop principality among its customer base and activity rate[2] increased to a new record high of 83% - the eleventh consecutive increase in this metric, demonstrating our proficiency in consistently offering a compelling value proposition to our customers.
■	Low-cost operating platform: Monthly Average Cost to Serve Per Active Customer remained stable and below the dollar level at $0.9, demonstrating the strong operating leverage of the business model. The company’s efficiency ratio improved 10 basis points QoQ to 32% during Q2'24, and over 340 basis points YoY, positioning Nu as one of the most efficient financial services companies globally.
■	Asset Quality: in Brazil, consumer credit portfolio’s 15-90 NPL ratio decreased to 4.5%, slightly more than historical seasonality. The 90+ NPL ratio increased to 7%, in line with expectations. The 70 basis point increase in 90+NPL in this quarter is simply a reflection of the 90 basis point, mostly seasonal increase in 15-90 NPL we saw last quarter.

Financial Highlights:

■	Net & Adjusted Income: At a Holding level, Nu continued to drive increased profitability and posted a Net Income for Q2’24 of $487 million and an annualized ROE of 28%, compared to a $225 million profit in Q2’23. Adjusted Net Income[3] for Q2’24 increased to $563 million with an annualized adjusted ROE of 33%, compared to an Adjusted Net Income of $263 million in Q2’23. Nu is achieving these strong levels of profitability and efficiency, despite maintaining a considerable excess capital of $2.4 billion at the holding level and continuing to make substantial investments in future products and geographic expansion, as the company sees tremendous potential to continue building the largest consumer platform in Latin America.
■	Revenue: Nu’s revenues were up 65% YoY on a FX neutral basis (FXN) to a new record high of$2.8 billion. This showcases the company’s unique ability to consistently expand its active customer base while accelerating revenue growth and profitability.
■	Gross Profit: Nu’s gross profit reached another quarterly record high of $1.4 billion, up 88% YoY FXN while gross profit margin reached 48% from 42% in Q2’23.
■	Capital: Nu strengthened its position as one of the best-capitalized players in the region. Its Capital Adequacy Ratios (CARs) have very comfortable margins above regulatory minimums in the countries in which it operates, even without considering the $2.4 billion in excess cash held by Nu Holdings.
■	Liquidity: On June 30, 2024, Nu had an interest-earning portfolio (IEP) of $9.8 billion which rose 81% YoY FXN. The ramp up of the lending portfolio, which expanded 92% YoY FXN to $4.6 billion, and credit card receivables, which increased 39% YoY FXN to $14.3 billion were the main drivers of growth. Total deposits increased 64% YoY FXN to $25 billion, while a sustained low cost to deposit underscores Nu’s progress in leveraging the local-currency retail deposit franchises in Brazil and Mexico. Nu’s loan-to-deposit ratio was 39%, versus 40% in the previous quarter.
■	Net interest income: NII surged by 77% YoY FXN reaching another record high of $1.7 billion, driven by our expanding credit card and lending portfolios. The net interest margin (NIM) reached 19.8%, an increase of 30 basis points from last quarter and 150 basis points from a year ago.

Business highlights:

■	Performance and Growth in Brazil: In Brazil, the customer base reached 95.5 million by June 30, 2024, with an average of 1.2 million new customers monthly. Nu is the fourth-largest financial institution by number of customers in the country, according to Brazilian Central Bank data. In Brazil, Nu has become the institution with the largest number of active customers in credit operations, totalling 55.9 million customers, according to Central Bank data.
■	International Expansion: In Mexico, Nu's growth remained strong, with a net-adds of 1.2 million new customers in the quarter, reaching a total of 7.8 million customers at quarter-end. The expansion validates the strategy of increasing deposit yields in the country, boosting the momentum and solidifying Nu's leadership in the digital banking sector.

In Colombia, Nu achieved a milestone this quarter, surpassing the 1 million customers, serving almost 1.3 million customers at quarter-end.

■	Multi-Product Platform: Nu’s core products, mainly credit cards, NuAccounts, and unsecured personal loans reaching approximately 42 million, 78 million, and 9 million active customers, respectively. The insurance product has nearly 2 million active policies, while investments are utilized by over 18 million active customers.

Footnotes

1 FX neutral measures were calculated to present what such measures in preceding periods/years would have been had exchange rates remained stable from these preceding periods/years until the date of the Company’s more recent financial information.

2 Activity rate is defined as monthly active customers divided by the total number of customers as of a specific date.

3 Adjusted Net Income is a non-IFRS measure calculated using Net Income adjusted for expenses related to Nu's share-based compensation as well as the hedge accounting and tax effects related to these items, among others. For more information, please see “Non-IFRS Financial Measures and Reconciliations – Adjusted Net Income Reconciliation".

CONFERENCE EARNINGS CALL DETAILS

Nu will hold a Conference Earnings Call today at 6:00pm Eastern time/7:00pm Brasília time with simultaneous translation in Portuguese and English.

To pre-register for this call, please click here.

A replay of the webcast will be made available after the call on the Investor Relations page: click here.

Note on forward-looking statements and non-IFRS financial measures

This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in the Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on April 19, 2024. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to “R$” refer to the Brazilian Real, the official currency of Brazil.

About Nu

Nu is the world’s largest digital banking platform outside of Asia, serving over 105 million customers across Brazil, Mexico, and Colombia. The company has been leading an industry transformation by leveraging data and proprietary technology to develop innovative products and services. Guided by its mission to fight complexity and empower people, Nu caters to customers’ complete financial journey, promoting financial access and advancement with responsible lending and transparency. The company is powered by an efficient and scalable business model that combines low cost to serve with growing returns. Nu’s impact has been recognized in multiple awards, including Time 100 Companies, Fast Company’s Most Innovative Companies, and Forbes World’s Best Banks. For more information, please visit https://international.nubank.com.br/about/.

Contacts

Investors Relations Jörg Friedemann investors@nubank.com.br	Media Relations Leila Suwwan press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  August 13, 2024